SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rimini Street, Inc. (f/k/a GP Investments Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76674Q107
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q107	13G/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 121,135 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 121,135 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,135 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 76674Q107	13G/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 244,913 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 244,913 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,913 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 76674Q107	13G/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 240,573 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 240,573 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,573 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 76674Q107	13G/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 606,621 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 606,621 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,621 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 76674Q107	13G/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Thomas L. Kempner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 606,621 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 606,621 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,621 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 76674Q107	13G/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 606,621 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 606,621 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,621 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 76674Q107	13G/A	Page 8 of 13 Pages

Item 1(a).	NAME OF ISSUER

Rimini Street, Inc. (f/k/a GP Investments Acquisition Corp.) (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co., a New York limited partnership ("MHD"), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM (as defined below) is responsible for the voting and investment decisions of DKP;

	(ii)	Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

	(iii)	Davidson Kempner International, Ltd., a British Virgin Islands business company ("DKIL"). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

	(iv)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of DKP, DKIP and DKIL ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Thomas L. Kempner, Jr., Eric P. Epstein, Anthony A. Yoseloff, Avram Z. Friedman, Conor Bastable, Morgan P. Blackwell, Shulamit Leviant, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, James A. Michaelson and Joshua D. Morris; and

	(v)	Messrs. Thomas L. Kempner, Jr. and Anthony A. Yoseloff through DKCM, are responsible for the voting and investment decisions relating to the securities held by DKP, DKIP and DKIL reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

CUSIP No. 76674Q107	13G/A	Page 9 of 13 Pages

Item 2(c).	CITIZENSHIP

	(i)	DKP – a New York limited partnership

	(ii)	DKIP – a Delaware limited partnership

	(iii)	DKIL – a British Virgin Islands corporation

	(iv)	DKCM – a Delaware limited partnership

	(v)	Messrs. Thomas L. Kempner, Jr. and Anthony A. Yoseloff – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER

76674Q107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 76674Q107	13G/A	Page 10 of 13 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

Item 4.	OWNERSHIP

The percentages used in this Schedule 13G/A are calculated based upon 58,580,796 Common Stock reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) on December 6, 2017 after giving effect to the completion of the offering, as described therein, and assumes the exercise of the reported Warrants.

	A.	DKP
		(a)	Amount beneficially owned: 121,135 shares of Common Stock issuable upon exercise of Warrants

		(b)	Percent of class: 0.20%

		(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 121,135 shares of Common Stock issuable upon exercise of Warrants
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 121,135 shares of Common Stock issuable upon exercise of Warrants

	B.	DKIP
		(a)	Amount beneficially owned: 244,913 shares of Common Stock issuable upon exercise of Warrants

		(b)	Percent of class: 0.41%

		(c)	Number of shares as to which such person has:
			(i)	sole power to vote or to direct the vote: 0
			(ii)	shared power to vote or to direct the vote: 244,913 shares of Common Stock issuable upon exercise of Warrants
			(iii)	sole power to dispose or to direct the disposition: 0
			(iv)	shared power to dispose or to direct the disposition: 244,913 shares of Common Stock issuable upon exercise of Warrants

	C.	DKIL
		(a)	Amount beneficially owned: 240,573 shares of Common Stock issuable upon exercise of Warrants

		(b)	Percent of class: 0.41%

		(c)	Number of shares as to which such person has:
			(i)	sole power to vote or to direct the vote: 0
			(ii)	shared power to vote or to direct the vote: 240,573 shares of Common Stock issuable upon exercise of Warrants
			(iii)	sole power to dispose or to direct the disposition: 0
			(iv)	shared power to dispose or to direct the disposition: 240,573 shares of Common Stock issuable upon exercise of Warrants

CUSIP No. 76674Q107	13G/A	Page 11 of 13 Pages

D.	DKCM
	(a)	Amount beneficially owned: 606,621 shares of Common Stock issuable upon exercise of Warrants

	(b)	Percent of class: 1.02%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 606,621 shares of Common Stock issuable upon exercise of Warrants
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 606,621 shares of Common Stock issuable upon exercise of Warrants

E.	Thomas L. Kempner, Jr.
	(a)	Amount beneficially owned: 606,621 shares of Common Stock issuable upon exercise of Warrants

	(b)	Percent of class: 1.02%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 606,621 shares of Common Stock issuable upon exercise of Warrants
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 606,621 shares of Common Stock issuable upon exercise of Warrants

F.	Anthony A. Yoseloff
	(a)	Amount beneficially owned: 606,621 shares of Common Stock issuable upon exercise of Warrants

	(b)	Percent of class: 1.02%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 606,621 shares of Common Stock issuable upon exercise of Warrants
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 606,621 shares of Common Stock issuable upon exercise of Warrants

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 76674Q107	13G/A	Page 12 of 13 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 76674Q107	13G/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2018

/s/ Thomas L. Kempner, Jr.
THOMAS L. KEMPNER, JR., (i) individually, (ii) as Co-Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd. and (b) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, and (iii) as Co-President of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF